CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this "Agreement"), dated as of the later of the dates set forth on the signature page hereof, is made by and between DF Merger Co., Inc., a Virginia corporation ("Mergerco"), and the party listed on the signature page hereof (the "Buyer Group Member").

W I T N E S S E T H:

WHEREAS, the Buyer Group Member owns the issued and outstanding shares of common stock, par value $0.001 per share, of Deltek Systems, Inc. (the "Company") set forth on the signature page hereof ("Company Common Stock"); and

WHEREAS, the Buyer Group Member has agreed to contribute his, her or its Company Common Stock to Mergerco in exchange for a number of whole and fractional shares of common stock of Mergerco equal to the number of shares of Common Company Stock contributed to Mergerco divided by One Thousand (1,000).

NOW, THEREFORE, in consideration of and in reliance upon the covenants, conditions, representations and warranties herein contained, the parties hereto agree as follows:

1.   CONTRIBUTION OF COMPANY COMMON STOCK.

Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties herein, at Closing (as defined in Section 3 below), the Buyer Group Member shall contribute to Mergerco all of his, her or its Company Common Stock, free and clear of any and all liens or encumbrances of any nature whatsoever.

2.   ISSUANCE OF MERGERCO COMMON STOCK.

In exchange for and in consideration of the contribution of the Company Common Stock, and subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties herein, at Closing, Mergerco shall issue and deliver to the Buyer Group Member a number of whole and fractional shares of common stock, par value $1.00 per share, of Mergerco ("Mergerco Common Stock") equal to the number of shares of Company Common Stock contributed to Mergerco divided by One Thousand (1,000).

3.   CLOSING.

3.1. **Closing**. Closing shall take place at the offices of Squire Sanders & Dempsey L.L.P., 8000 Towers Crescent Drive, Suite 1400, Vienna, Virginia, or at such other place as the parties hereto may mutually agree, after the last of the conditions set forth in Article VIII of the Agreement and Plan of Merger between the Company and Mergerco dated February 13, 2002 (the "Merger Agreement") has been fulfilled or waived but prior to the Effective Time (as defined in the Merger Agreement).

3.2. **Action By Mergerco**. Subject to the terms and conditions herein contained, at Closing, Mergerco shall deliver to the Buyer Group Member stock certificates representing the number of shares of Mergerco Common Stock as set forth on the signature page hereof.

3.3. **Action By Buyer Group**. Subject to the terms and conditions herein contained, at Closing, the Buyer Group Member shall deliver to Mergerco stock certificates representing his, her or its Company Common Stock ownership as set forth on the signature page hereof, which certificates shall be endorsed in blank or accompanied by stock powers endorsed in blank.

4.   REPRESENTATIONS AND WARRANTIES OF THE PARTIES.

4.1. **Representations of the Buyer Group Member**. The Buyer Group Member represents and warrants that he, she or it is the record and beneficial owner of the shares of Company Common Stock as set forth on the signature page hereof. The Buyer Group Member has good and marketable title to such Company Common Stock, free and clear of any liens or other claims, security interests, pledges, or encumbrances of any nature whatsoever. The Buyer Group Member has complete and unrestricted power and the unqualified right to sell, assign, transfer and deliver his, her or its Company Common Stock to Mergerco, and upon delivery to Mergerco of the certificates representing such shares, either endorsed in blank for transfer or together with appropriately executed stock powers with respect thereto, Mergerco shall acquire good and marketable title to such shares, free and clear of any liens or encumbrances of any nature whatsoever. This Agreement has been duly executed and delivered by the Buyer Group Member and is a valid and binding agreement enforceable against the Buyer Group Member in accordance with its terms.

4.2. **Representations of Mergerco**. Mergerco represents and warrants that it is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on business as presently conducted by it. Mergerco has duly authorized the issuance of the shares of Mergerco Common Stock upon the terms set forth herein by all requisite corporate action, and this Agreement has been duly authorized, executed and delivered by Mergerco and is a valid and binding agreement enforceable against Mergerco in accordance with its terms.

5.   SUBCHAPTER S STATUS

5.1. **Surviving Company**. Pursuant to the Merger Agreement, the Company shall be the entity to survive the merger, and the Buyer Group Member shall ultimately own shares of common stock in the Company.

5.2. **S Corporation Status**. The Buyer Group Member acknowledges that the Company intends to elect to be treated as a Subchapter S Corporation, as such term is defined under Section 1361 of the Internal Revenue Code, as amended ("S Corporation"), and represents that he, she or it is an eligible S Corporation shareholder.

5.3. **Covenants Regarding S Corporation Status**. The Buyer Group Member covenants and agrees that he, she or it (i) will, when requested to do so by the Company, take all actions as may be necessary or useful to permit the Company to elect and maintain S Corporation status, including, without limitation, executing written consents and other documents, and (ii) will take no action that might cause the termination of the Company's status as an S Corporation, including transferring his, her or its shares in the Company to an ineligible S Corporation shareholder. The Buyer Group Member acknowledges that S Corporations may not have more than 75 shareholders and agrees that his, her or its ability to transfer shares in the Company will be restricted so long as holders of a majority of the outstanding shares in the Company desire to maintain S Corporation status.

6.   MISCELLANEOUS PROVISIONS.

6.1. **Buyer Group Member Acting Individually**. In executing this Agreement, the Buyer Group Member is acting individually, and not jointly with other similarly situated owners of Company Common Stock.

6.2 **No Shared Voting or Disposition Authority**. By entering into this Agreement, the Buyer Group Member does not agree to confer upon any other person or share the power to dispose or vote or direct the disposition or voting of his, her or its Company Common Stock. Without limiting the generality of the foregoing, the Buyer Group Member has not agreed, and is not obligated, to vote his, her or its Company Common Stock in favor of the transactions contemplated by the Merger Agreement.

6.3. **No Formation of Group**. The Buyer Group Member, by executing this Agreement or otherwise, does not intend to become (a) a member of a "group" as defined under Section 13 of the Securities Exchange Act of 1934 or (b) an "associate" of, or together with any other person, a "Person" within the meaning of the Virginia Control Share Acquisition Statute, Virginia Code Section 13.1-728.1 et. seq.

6.4. **Entire Agreement**. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

6.5. **Amendment; Binding Effect**. This Agreement may only be amended by a written instrument executed by the parties hereto. This Agreement shall inure to the benefit of and bind the respective parties, successors and assigns.

6.6. **Notices**. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), or hand delivery, addressed to Mergerco or to the Buyer Group Member, as the case may be, as set forth on the signature page hereto.

6.7. **Waiver**. The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

6.8. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the principles of conflicts of law thereof.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the dates set forth below.

Mergerco:	**Addresses for Notice:**
DF MERGER CO., INC	DF Merger Co., Inc. c/o Deltek Systems, Inc. 8280 Greensboro Drive McLean, VA 22102-3841 Attn: Kenneth E. deLaski

By: _____

      Kenneth E. deLaski
      President

Date: _____, 2002

Buyer Group Member:	**Address for Notice:**
	_____
	_____
_____	_____

Name: _____

Date: _____, 2002

Company Common Stock   Mergerco Common Stock

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